Filed Pursuant to Rule 433

Dated 2/22/07

Registration Statement No. 333-132201

Toyota Motor Credit Corporation
100% Principal-Protected Notes Linked to a Basket of Commodities Due 2010
Final Term Sheet

Issuer:	Toyota Motor Credit Corporation

Rating of Issuer’s Senior
Debt:	Aaa (Stable Outlook) /AAA (Stable Outlook) (Moody’s/S&P)

Security: Basket:

100% Principal-Protected Notes Linked to a Basket of Commodities Due 2010

An equally weighted basket of the following seven commodities: WTI crude oil, natural gas, gold, aluminum, copper, corn and wheat (each, a “Component Commodity,” and collectively, the “Component Commodities”). For weighting purposes, a barrel of WTI crude oil, an MMBtu of natural gas, a troy ounce of gold, a ton of aluminum, a ton of copper, a bushel of corn and a bushel of wheat are weighted equally in the Basket.

Sole Underwriter: Principal Amount Issued: Pricing Date: Issue Date: Stated Maturity Date: Valuation Date:

Wachovia Capital Markets, LLC

US$4,000,000

February 22, 2007

February 27, 2007

August 27, 2010, unless the Valuation Date is postponed

With respect to a Component Commodity, the date that is ten Business Days prior to the Stated Maturity Date, unless such day is not a trading day, in which case the Valuation Date will be postponed until the next trading day; provided that in no event will the Valuation Date be postponed by more than 10 Business Days. If the Valuation Date is postponed, then the Stated Maturity Date of the Notes will be postponed by an equal number of trading days.

Issue Price: Interest Rate: Payment at Maturity: Return Amount:

100.0% of the Principal Amount

None on a current basis

For any Note, the principal of the Note plus a Return Amount, if any

For any Note, the principal of the Note multiplied by 105% of the Basket Return; provided that the Return Amount may not be negative.

Basket Return:

Initial Price:	WTI Crude Oil:	$60.95
	Natural Gas:	$7.72	7
	Gold:	$676.60
	Aluminum:	$2791.50
	Copper:	$5875.00
	Corn:	$434.50
	Wheat:	$489.50

which is, for each Component Commodity, the U.S. dollar closing price per applicable unit of such Component Commodity on the relevant exchange or market on the Pricing Date as quoted on Bloomberg Financial Products (“Bloomberg”).

Final Price:	The final price of a Component Commodity is the U.S. dollar closing price per applicable unit of such Component Commodity on the relevant exchange or market on the Valuation Date as quoted on Bloomberg, subject to certain market disruption events (see the final pricing supplement for more information on market disruption events).

Closing Price:

The closing price of WTI crude oil is the U.S. dollar closing price per barrel of WTI crude oil on the New York Mercantile Exchange (“NYMEX”) of the first nearby futures contract.

The closing price of natural gas is the U.S. dollar closing price per MMBtu of natural gas on the NYMEX of the Henry Hub Natural Gas futures contract in respect of the first nearby month.

The closing price of gold is the afternoon U.S. dollar fixing price per troy ounce of unallocated gold bullion for delivery in London through a member of the London Bullion Market Association authorized to effect such delivery.

The closing price of aluminum is the U.S. dollar closing cash price per ton of high grade primary aluminum on the London Metals Exchange (the “LME”).

The closing price of copper is the U.S. dollar closing cash price per ton of copper – Grade A on the LME.

The closing price of corn is the U.S. dollar closing price per bushel of #2 Yellow Corn on the Chicago Board of Trade (the “CBOT”) of the first nearby futures contract.

The closing price of wheat is the U.S. dollar closing price per bushel of #2 Hard Red Winter Wheat on the CBOT of the first nearby futures contract.

Day Count: Early Redemption:	30/360 None

Business Day:	London, New York
Following Business Day Convention

Calculation Agent: Form and Denomination:	Wachovia Bank, National Association Registered Medium-Term Notes in minimum denominations and increments of US$1,000

Clearing and Settlement: Listing: CUSIP:	DTC None 89233PC79

The issuer has filed a registration statement (including a prospectus) with the Securities and Exchange Commission for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the Securities and Exchange Commission for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the Web site of the Securities and Exchange Commission at www.sec.gov. Alternatively, Wachovia will arrange to send you the prospectus if you request it by calling toll-free 1-888-215-4145.